Exhibit 99.1

News release

Biofrontera AG reports completion of the clinical phase of the pharmacokinetics study

Leverkusen, Germany, October 8, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, reports the completion of the clinical phase (last subject last visit) of the pharmacokinetics study (PK study) to test the safety of photodynamic therapy (PDT) using three tubes of Ameluz® at the same time.

“Our goal is to allow doctors to treat actinic keratoses on larger or several areas at once with up to three tubes of Ameluz,” explains Dr. Hermann Lübbert, CEO of Biofrontera. “Despite a delay in patient recruitment due to the coronavirus pandemic, we were able to complete the clinical phase of the study yesterday. We expect to submit the report to the FDA by the end of the year. The study is another important milestone in increasing the competitiveness of Ameluz® in our markets, particularly in the US”.

The maximal use PK study included a total of 32 patients with extended fields of actinic keratosis who received one PDT treatment with a total of three tubes of Ameluz® either on the face/scalp, or on extremities/trunk/neck. Ameluz® was applied in accordance with the currently licensed protocol, except that three tubes of the drug were used to cover a total skin area of 60 cm², which could be either in one continuous or two separate fields. Illumination was performed after 3 hours of occlusion, using either one or two BF-RhodoLED® lamps, depending on number and localization of the treatment area(s). The study was carried out in one specialized dermatological phase I unit in Texas/USA.

The primary endpoint of the study is to obtain pharmacokinetics profiles in the subjects’ blood when three tubes of Ameluz® are applied. The assessment of systemic bioavailability of drugs and metabolites that are applied to the skin and intended for local action at the application site is mandatory within the framework of FDA (US Food and Drug Administration) regulations. In addition, safety and tolerability of Ameluz® PDT with three tubes are assessed under maximal use conditions as a further important endpoint. These data aid to understand the safety profile and to describe treatment related side effects, such as local skin reactions on both face/scalp and extremities/trunk/neck.

Following the completion of the clinical phase, Biofrontera expects to receive the results on both pharmacokinetics and safety during Q4 2020. The Company aims at a regulatory submission to expand the existing license to include the use of up to three tubes of Ameluz® for the lesion-directed and field-directed treatment of mild to moderate actinic keratoses on the face and scalp in combination with the BF-RhodoLED® lamp.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102